UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
9 August 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alkermes plc

File No. 1-35299 -- CF# 29809

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Alkermes plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on May 23, 2013.

Based on representations by Alkermes plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.21	through May 6, 2014
Exhibit 10.22	through May 6, 2014
Exhibit 10.23	through May 23, 2023
Exhibit 10.25	through May 23, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary